CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF QUANTUM CORPORATION

A Delaware Corporation

Quantum Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

1.        The name of this Corporation is Quantum Corporation.

2.
The date of filing of this Corporation’s original Certificate of Incorporation with the Secretary of State of Delaware was January 28, 1987. The most recent Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on August 8, 2007.

3.
Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment hereby amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation by deleting the first paragraph of Article IV and substituting therefor the two paragraphs set forth below:

 “This Corporation is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of Common Stock that this Corporation is authorized to issue is 1,000,000,000, with a par value of $0.01 per share, and the total number of shares of Preferred Stock that this Corporation is authorized to issue is 20,000,000, with a par value of $0.01 per share. Upon this Certificate of Amendment becoming effective pursuant to the Delaware General Corporation Law (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock held in the treasury of the Corporation immediately prior to the Effective Time shall be reclassified as, and shall be combined and changed into, a smaller number of shares such that each eight (8) shares of issued Common Stock immediately prior to the Effective Time shall be reclassified into and become one (1) share of Common Stock. No fractional shares shall be issued in connection with such reverse stock split. From and after the Effective Time, certificates or book entry positions representing Common Stock outstanding immediately prior to the Effective Time shall represent the number of whole shares of Common Stock into which the Common Stock shall have been reclassified pursuant to the foregoing provisions.

The Board of Directors of the corporation, subject to any restrictions contained in Delaware law, the Bylaws, any preferences and relative, participating, optional or other special rights of any outstanding class or series of preferred stock of the Corporation and any qualification or restrictions on the Common Stock created thereby, may declare and pay dividends upon the shares of its capital stock. The directors of the Corporation may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

4.
This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

The terms and provisions of this Certificate of Amendment shall become effective at 8:00 p.m., Eastern Time, on April 18, 2017.

IN WITNESS WHEREOF, Quantum Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by Shawn D. Hall its Secretary and General Counsel, this 17th  day of April, 2017.

QUANTUM CORPORATION
By:	/s/ Shawn D. Hall
Shawn D. Hall Senior Vice President, General Counsel and Secretary